FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Resolutions passed at the Shareholders’ Meeting held October 23, 2006.

     IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF DIRECTORS OF BANCO SANTANDER CENTRAL HISPANO, S.A.,

     CERTIFY: That according to the minutes of the Shareholders’ Meeting of this entity, validly held on October 23, 2006, the meeting passed the resolutions which are literally transcribed below:

“ONE.- A) APPROVAL OF THE MERGER PLAN

In compliance with the provisions of Section 234.3 of the Business Corporations Law [Ley de Sociedades Anónimas], the plan of merger by absorption between Banco Santander Central Hispano, S.A., as absorbing company, and Riyal, S.L., Lodares Inversiones, S.L. Sociedad Unipersonal, Somaen-Dos, S.L. Sociedad Unipersonal, Gessinest Consulting, S.A. Sociedad Unipersonal and Carvasa Inversiones, S.L. Sociedad Unipersonal, as absorbed companies, is hereby approved, which plan was drawn up and signed, according with its own terms, by the directors of all of the entities, approved by their respective boards of directors on September 18, 2006, and deposited with the Commercial Registries of Cantabria and Madrid, with the appropriate marginal notes therein.

The text of the aforementioned merger plan is included as an exhibit to the minutes of the Meeting.

B) APPROVAL OF THE MERGER BALANCE SHEET

In compliance with the provisions of Section 239 of the Business Corporations Law, the balance sheet as of June 30, 2006 is hereby approved as drawn up by the Board of Directors of the Company at its meeting of September 18, 2006 by applying the same methods and reporting criteria used for the latest annual balance sheet and duly verified by the Company’s auditors, the entity Deloitte, S.L.

The text of such merger balance sheet and the corresponding verification report issued by the auditors are included as an exhibit to the minutes of the Meeting.

C) APPROVAL OF THE MERGER

In compliance with Section 240 and related provisions of the Business Corporations Law, the merger of Banco Santander Central Hispano, S.A. (the “Absorbing Company”), Riyal, S.L., Lodares Inversiones, S.L. Sociedad Unipersonal, Somaen-Dos, S.L. Sociedad Unipersonal, Gessinest Consulting, S.A. Sociedad Unipersonal and Carvasa Inversiones, S.L. Sociedad Unipersonal (the “Absorbed Companies”) is hereby approved, through the absorption of the latter five companies by the first-named company, with the dissolution without liquidation of the five absorbed companies and the transfer en bloc and as a whole of all of their net assets to Banco Santander Central Hispano, S.A., which, as a universal successor, will acquire all the rights and obligations of such companies, all of the foregoing in compliance with the merger plan of September 18, 2006, deposited with the Commercial Registries of Cantabria and Madrid, which correspond to the domiciles of the companies participating in the merger.

All of the absorbed companies, i.e., Riyal, S.L., Lodares Inversiones, S.L. Sociedad Unipersonal, Somaen-Dos, S.L. Sociedad Unipersonal, Gessinest Consulting, S.A. Sociedad Unipersonal and Carvasa Inversiones, S.L. Sociedad Unipersonal are wholly-owned, whether directly or indirectly through other companies acquired under this merger, by Banco Santander Central Hispano, S.A. Therefore, in accordance with the provisions of Section 250 of the Business Corporations Law and as set forth in the merger plan, no capital increase in the absorbing company need be made as a result of the merger, nor is any type of or procedure for the exchange of shares and interests contemplated. Likewise, the preparation of reports on the merger plan by independent experts or by the directors is also not required.

In compliance with the provisions of Section 228 of the Regulations of the Commercial Registry, and as an integral part of the text of this merger resolution, the following circumstances are hereby noted:

1. Identification of the Companies Participating in the Merger

1.1 Absorbing Company

BANCO SANTANDER CENTRAL HISPANO, S.A., a Spanish company, domiciled in the city of Santander, Paseo de Pereda, numbers nine through twelve, founded in the city of Santander under a notarial instrument executed on March 3, 1856 before the Notary Mr. Jose Dou Martínez, which was ratified and partially amended by another instrument dated March 21, 1857 and executed before another Santander Notary, Mr. José María Olarán; it started business on August 20, 1857. It was transformed into a credit Corporation [Sociedad Anónima de crédito] under a notarial instrument executed before the Santander Notary Mr. Ignacio Pérez on January 14, 1875, which was amended by subsequent notarial instruments, and recorded in the Commercial Registry Book of the Government Development Section in the Province of Santander. Under a notarial instrument executed before the Madrid Notary Mr. Antonio Fernández-Golfín Aparicio on April 13, 1999, number 1212 of the book of notarial records, Banco Santander and Banco Central Hispanoamericano, S.A. merged through the absorption of the latter by the former, with the corporate name changing from “Banco Santander, S.A.” to “Banco Santander Central Hispano, S.A.”; such notarial instrument was recorded with the Commercial Registry of Cantabria in volume 676, book 0, section 8, page S-1960, folio 28, entry 596.

Banco Santander is registered with the Commercial Registry of Cantabria in volume 838, folio 115, page S-1960, entry 1448. Its tax ID code is A-39000013.

The Absorbing Company is also registered in the Special Registry of Banks and Bankers under code number 0049.

1.2 Absorbed Companies

1. RIYAL, S.L., a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 7061, Folio 127, Section 8, Page number M-114766, entry one. The company’s tax ID code is B-80712045.

2. LODARES INVERSIONES, S.L. SOCIEDAD UNIPERSONAL, a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 11646, Folio 46, Section 8, Page number M-182879, entry one. The company’s tax ID code is B- 81564502.

3. SOMAEN DOS, S.L. SOCIEDAD UNIPERSONAL, a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 9227, Folio 173, Section 8, Page number M-148457, entry one. The company’s tax ID code is B- 81109720.

4. GESSINEST CONSULTING, S.A. SOCIEDAD UNIPERSONAL, a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 12799, Folio 60, Section 8, Page number M-205412, entry one. The company’s tax ID code is A-81944308.

5. CARVASA INVERSIONES, S.L. SOCIEDAD UNIPERSONAL, a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 11621, Folio 60, Section 8, Page number M-182502, entry one. The company’s tax ID code is B- 81564387.

2. Exchange Rates and Procedures

As the Absorbing Company, Banco Santander Central Hispano, S.A., owns directly or indirectly (in this latter case, through Absorbed Companies participating in this merger process) all of the corporate interests and shares into which the capital of the Absorbed Companies is divided, there is no need, pursuant to the provisions of Section 250 of the Business Corporations Law, for an increase in the capital of Banco Santander, and therefore, it is also not necessary to set forth in the merger plan either the exchange rate or the procedure for exchange of the corporate interests and shares of the Absorbed Companies, or the date from which the new shares will give the right to participate in the corporate profits.

Likewise, in accordance with the provisions of Section 250 of the Business Corporations Law, the preparation of reports on the merger plan by the directors of the Companies participating in the merger or by an independent expert will not be required.

Finally, given that this is a merger by absorption of wholly-owned companies, the directors of all of the Companies believe that no amendment of the By-Laws of the Absorbing Company or any change in the composition of the management decision-making body thereof will be required.

On the date of registration of the merger, all of the shares and interests in the Absorbed Companies, whether they be owned by the Absorbing Company or by the Absorbed Companies, will be fully cancelled, terminated and voided.

3. Effective Date of the Merger for Accounting Purposes

January 1, 2006 is set as the date as from which all transactions of the Absorbed Companies will, for accounting purposes, be deemed conducted by the Absorbing Company.

4. Special Rights and Benefits Accorded to the Directors

In neither the Absorbing Company nor the Absorbed Companies is there any kind of special or preferred corporate interest or share, nor are there any persons who hold special rights other than the corporate interests or shares, and therefore, no special rights are to be accorded and no options of any kind are to be offered.

No benefits of any kind will be accorded at Banco Santander to the directors of any of the Companies participating in the aforementioned merger transaction. Pursuant to the provisions of Section 250 of the Business Corporations Law, no independent expert will participate in this merger.

It is hereby resolved that, as provided in Section 96 of Royal Legislative Decree 4/2004, of March 5, whereby the Restated Text of the Corporate Income Tax Law is approved, the approved merger transaction will be subject to the special tax regime provided for in Chapter VIII of Title VII of such Restated Text of the Corporate Income Tax Law, for which purpose the choice of such special tax regime for application to the merger will be reported to the Spanish Tax Authority [Agencia Tributaria Estatal de la Administración Tributaria] in the manner and within the deadlines established in the regulations.

It is hereby resolved to subject the validity and effectiveness of the resolution adopted by the shareholders acting at this Meeting under item one of the Agenda thereof to the fulfillment of the condition precedent consisting of the Minister of Economy and Finance granting the mandatory approval of the merger pursuant to the provisions of Section 45.c) of the Banking System Law [Ley de Ordenación Bancaria] of December 31, 1946.

The Board of Directors is granted broad powers, as well as the authorization to delegate powers in turn to the Executive Committee, to deem the aforementioned condition precedent satisfied or not satisfied, without the adoption of a further resolution by the shareholders at a General Meeting being needed, including the power to withdraw from the merger.

TWO.- Without prejudice to the delegations of powers contained in the resolution adopted under item one of the Agenda of the Meeting or to any other power of attorney that is currently in effect, it is hereby resolved:

1. To authorize the Board of Directors to perform any and all acts that may be required or appropriate for the enforcement, development, effectiveness and success of the decisions adopted and, in particular but without limitation, to carry out the following acts:

(i) to clarify, explicate and complete the decisions adopted and settle any questions or aspects that may be raised, by remedying and curing any defects or omissions that may hinder or prevent the effectiveness or registration of the corresponding decisions;

(ii) to publish, in such manner as established in the Law, the notices relating to the resolutions adopted by the shareholders acting at this General Shareholders’ Meeting;

(iii) to make payments and secure the claims accruing to creditors that oppose the merger in accordance with the provisions of the Business Corporations Law;

(iv) to adopt such resolutions as may be necessary or required to carry out and develop the decisions adopted, as well as sign the public and/or private documents and carry out or enter into any and all acts, legal transactions, contracts, statements and transactions that may be appropriate for such purpose;

(v) to execute the merger instrument as well as the supplemental documents, be they public or private, that may be required in order for the net assets of the absorbed companies to become an integral part of the net assets of the Company;

(vi) to execute any and all notarial instruments setting forth an inventory of property or otherwise that may be necessary or appropriate in order to evidence ownership by the absorbing company of the property and rights acquired as a result of the merger by absorption, and to secure registration with the Public Registries, in the name of the absorbing company, of any property that is subject to registration;

(vii) to delegate in turn to the Executive Committee any of the powers granted in the foregoing paragraphs.

2. To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that, acting jointly and severally and without prejudice to any other power of attorney currently in effect, any of them may have the corporate resolutions converted into public instruments, appear before a Notary and execute, on behalf of Banco Santander Central Hispano, S.A., such notarial instruments as may be necessary or appropriate in connection with the resolutions adopted by the shareholders acting at this General Meeting.

3. To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that, acting jointly and severally, any of them may appear before the competent administrative authorities –in particular, the Ministry of Economy and Finance [Ministerio de Economía y Hacienda], the National Securities Market Commission [Comisión Nacional del Mercado de Valores], the Stock Exchanges Management Companies [Sociedades Rectoras de las Bolsas de Valores], as well as any other authority, agency or institution that may have jurisdiction in connection with any of the resolutions adopted in this General Meeting, in order to take such steps and carry out such acts as may be required to ensure the full development and effectiveness thereof.”

     CERTIFY also that pursuant to what had been requested by the Board of Directors, Mr. José María de Prada Díez, Notary Public belonging to the College of Burgos and with residence in Santander attended the General Meeting, and prepared a minute thereof. The minutes prepared by the Notary Public are the Minutes of the Shareholders’ Meeting.

     And to leave record, I prepare this certificate, which also has the signature of Mr. Matías Rodríguez Inciarte, third Vice Chairman, in Santander, on October 23, 2006.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 24, 2006	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President